UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

REDWOOD TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	68-0329422
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One Belvedere Place Suite 300 Mill Valley, California	94941
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:         N/A         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities To Be Registered.

On November 3, 2026, the board of directors (the “Board”) of Redwood Trust, Inc., a Maryland corporation (the “Company”), adopted a tax benefits preservation plan and declared a dividend of one right (a “Right”) for each outstanding share of common stock of the Company, par value $0.01 per share (“Common Stock”), to stockholders of record at the close of business on November 16, 2026 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Tax Benefits Preservation Plan (as defined below), to purchase from the Company one one-thousandth of a share of Series X Junior Participating Preferred Stock, par value $0.01 per share (“Series X Preferred Stock”), of the Company at an exercise price of $20.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a tax benefits preservation plan, dated as of November 3, 2026 (the “Tax Benefits Preservation Plan”), by and between the Company and Computershare Trust Company, N.A., as rights agent (and any successor rights agent, the “Rights Agent”).

The Company adopted the Tax Benefits Preservation Plan in order to protect against a possible limitation on the Company’s ability to use its net operating losses (the “NOLs”) and certain other tax attributes to reduce potential future U.S. federal income tax obligations. The NOLs and certain other tax attributes are valuable assets to the Company, which may inure to the benefit of the Company. However, if the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), its ability to fully utilize the NOLs and certain other tax attributes could be substantially limited and the timing of the usage of the NOLs and other tax attributes could be substantially delayed, which could significantly impair the value of such attributes. Generally, an “ownership change” would occur if the Company’s “5-percent shareholders” increase their ownership of Company stock by more than 50 percentage points over the lowest percentage owned by such shareholders at any time over a rolling three-year period, as determined under Section 382 of the Code and the regulations thereunder. The Tax Benefits Preservation Plan is intended to prevent such an “ownership change.”

The Tax Benefits Preservation Plan is not expected to interfere with any merger or other business combination approved by the Board.

The Rights. The Rights will attach to any shares of Common Stock that become issued and outstanding after the Record Date and prior to the earlier of (a) the Distribution Time (as defined below) and (b) the Expiration Time (as defined below), and in certain other circumstances described in the Tax Benefits Preservation Plan.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares. Until the Distribution Time, the Rights are transferable with—and only with—the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the Rights will be represented solely by the separate rights certificates.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

•	the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an Acquiring Person (as defined below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); and

•	the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person, unless such tender or exchange offer is conditioned on the redemption of the Rights or termination of the Tax Benefits Preservation Plan.

An “Acquiring Person” is defined as a person or group that, together with its affiliates and associates, beneficially owns at least 4.9% (the “Specified Percentage”) of either of (x) the Company Securities, consisting of the outstanding shares of Common Stock, shares of preferred stock (other than certain non-voting, non-participating preferred stock), warrants, rights, convertible debt or options to purchase stock of the Company, and any other interest that would be treated as “stock” of the Company for purposes of Section 382 of the Code and the regulations thereunder (collectively, the “Company Securities”), with beneficial ownership and percentage ownership of Company Securities determined under the constructive ownership rules of Section 382 of the Code and the regulations thereunder or (y) the outstanding shares of Common Stock, with beneficial ownership of Common Stock determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the other provisions of the Tax Benefits Preservation Plan described below.

An Acquiring Person does not include:

•	the Company or any subsidiary of the Company;

•	any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

•	any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company;

•	any person or group, together with its affiliates and associates, whose beneficial ownership of at least the Specified Percentage will not jeopardize or endanger the availability to the Company of any NOL or other tax attribute, as determined by the Board in its sole discretion prior to the time any person becomes an Acquiring Person (provided that such person will be an Acquiring Person if the Board subsequently makes a contrary determination in its sole discretion, regardless of the reason for such contrary determination); or

•	any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Tax Benefits Preservation Plan, beneficially owns at least the Specified Percentage, so long as such person or group continues to beneficially own at least the Specified Percentage and does not acquire securities of the Company to beneficially own an amount greater than or equal to the greater of (a) the Specified Percentage and (b) the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Tax Benefits Preservation Plan plus (x) for persons with beneficial ownership of more than 5.0%, 0.5% of the then outstanding shares of Common Stock or (y) for all other persons, one share of Common Stock.

In addition, the Tax Benefits Preservation Plan provides that no person or group will become an Acquiring Person (1) as a result of a repurchase or other acquisition of securities of the Company by the Company that, by reducing the number of securities outstanding, increases such person’s percentage ownership or (2) solely as a result of any unilateral grant of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers or employees; however, a person or group that becomes a beneficial owner of at least the Specified Percentage as a result of either of the foregoing will become an Acquiring Person if it thereafter acquires beneficial ownership of any additional securities of the Company (other than pursuant to a dividend, distribution, split or subdivision), unless after such acquisition it beneficially owns less than the Specified Percentage. Also, a person or group will not be an Acquiring Person if the Board determines in its sole discretion that such person or group has become an Acquiring Person inadvertently and such person or group has already divested or, if requested by the Company, divests as promptly as practicable a sufficient number of securities of the Company so that such person or group would no longer be an Acquiring Person. The Board is in no case required to except a person or group from the definition of “Acquiring Person” due to inadvertence. A bona fide swaps dealer also will not be an Acquiring Person if the Board determines that its ordinary course actions were taken without the intent or effect of evading the purposes of the Tax Benefits Preservation Plan or seeking to control or influence the Company, subject to revocation by the Board. There are also certain exceptions for an “investment advisor” to mutual funds or a trustee of trusts qualified under Section 401(a) of the Code sponsored by unrelated corporations, unless the Board determines, in its reasonable discretion, that such investment advisor or trustee is deemed to beneficially own at least the Specified Percentage under specified regulations promulgated under the Code.

Certain synthetic interests in securities created by derivative positions—regardless of whether such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D-G under the Exchange Act—are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. For purposes of the Tax Benefits Preservation Plan, a person or group is deemed to beneficially own (i) Company Securities that such person or group is deemed to directly, indirectly or constructively own (as determined for purposes of Section 382 of the Code or the regulations promulgated under the Code) and (ii) shares of Common Stock that such person or group beneficially owns under Rule 13d-3 under the Exchange Act, has the right or obligation to acquire (whether or not currently exercisable), or that are beneficially owned by any other person with which such person or group has any agreement, arrangement or understanding with respect to acquiring, holding, voting or disposing of Common Stock, in each case subject to certain exceptions described in the Tax Benefits Preservation Plan.

Expiration Time. The Rights will expire on the earliest to occur of (a) 5:00 P.M., New York City time, on November 3, 2027 or, if the Tax Benefits Preservation Plan is approved by the Company’s stockholders by a majority of the votes cast at a meeting of stockholders held prior to that time, 5:00 P.M., New York City time, on November 3, 2029 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed by the Company (as described below), (c) the time at which the Rights are exchanged by the Company (as described below), (d) the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person and (e) the time at which the Board determines that the NOLs and certain other tax attributes are utilized in all material respects or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the NOLs and other tax attributes or materially impair the amount of NOLs and other tax attributes that could be used by the Company in any particular time period, for applicable tax purposes (the earliest of clauses (a), (b), (c), (d) and (e) being herein referred to as the “Expiration Time”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two (2) times the exercise price of the Right.

Flip-over Event. In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•	the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

•	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

•	the Company sells or otherwise transfers, in one transaction or a series of related transactions, 50% or more of the Company’s assets, cash flow or earning power,

each holder of a Right (except Rights that previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right.

Series X Preferred Stock Provisions. Each share of Series X Preferred Stock, if issued:

•	will not be redeemable;

•	will rank junior to all other series of the Company’s preferred stock, including the Company’s outstanding Series A preferred stock, as to dividends and distributions;

•	will entitle the holder thereof, when, as and if authorized by the Board and declared by the Company, to quarterly dividend payments equal to the greater of $1.00 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock;

•	will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation;

•	will have the same voting power as 1,000 shares of Common Stock; and

•	if shares of Common Stock are exchanged by means of a merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Anti-dilution Adjustments. The exercise price payable—and the number of shares of Series X Preferred Stock or other securities or property issuable—upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series X Preferred Stock;

•	if holders of the Series X Preferred Stock are granted certain rights, options or warrants to subscribe for Series X Preferred Stock or convertible securities at less than the current market price of the Series X Preferred Stock; or

•	upon the distribution to holders of the Series X Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Series X Preferred Stock will be issued. Instead, holders that would otherwise receive a fractional share of Series X Preferred Stock will be paid an amount of cash based on the current market value of the Series X Preferred Stock at the closing of the trading day immediately prior to exercise.

Redemption; Exchange. The Board may, at its option, at any time prior to the earlier of (i) such time as any person or group becomes an Acquiring Person and (ii) the Final Expiration Time, direct the Company to redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption—or at a later time as the Board may establish for the effectiveness of the redemption—the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after any person or group becomes an Acquiring Person but before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of the Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series X Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Exemption Requests. A person desiring to either (i) effect a transaction that might result in such person becoming a beneficial owner of at least the Specified Percentage or (ii) effect a transaction that might result in such person owning additional securities of the Company when such person already owns at least the Specified Percentage, may, by following the procedures outlined in the Tax Benefits Preservation Plan, request that the Board determine that such person would not be an Acquiring Person. The Board is not required to consider or respond to any such request, and a failure by the Board to respond within 30 calendar days after receipt of a request constitutes a denial. In such case, the Board may grant the exemption notwithstanding the effect on the Company’s NOLs and other tax attributes, if the Board determines that such exemption is in the best interests of the Company. The Board may impose any conditions that it deems reasonable and appropriate in connection with any such determination, including restrictions on the ability of the requesting person to transfer securities of the Company acquired by it in the transaction requiring approval.

Amendment of the Tax Benefits Preservation Plan. The Company and the Rights Agent may from time to time amend or supplement the Tax Benefits Preservation Plan without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of the Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of any acquiring company or in the event of the redemption of the Rights as described above.

* * * * *

The foregoing description of the Tax Benefits Preservation Plan and the Rights does not purport to be complete and is qualified in its entirety by reference to the Tax Benefits Preservation Plan, which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2026 and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description
3.1	Articles Supplementary, dated November 3, 2026 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2026, File No. 001-13759)

4.1	Tax Benefits Preservation Plan, dated as of November 3, 2026, by and between the Company and Computershare Trust Company, N.A., as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2026, File No. 001-13759)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	REDWOOD TRUST, INC.

	By:	/s/ Andrew P. Stone
Name: Andrew P. Stone
Title: Executive Vice President, Chief Legal Officer, and Secretary